RUSHALL & McGEEVER
BRUCE J. RUSHALL	A PROFESSIONAL LAW CORPORATION	TELEPHONE: (760) 438-6855
EILEEN L. McGEEVER	6100 INNOVATION WAY	FACSIMILE: (760) 438-3026
LUCI M. MONTGOMERY	CARLSBAD, CALIFORNIA 92009	E-MAIL: rm@rushallmcgeever.com

August 12, 2008	Via E-Mail
and U.S. Mail
U.S. Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 4561
Washington, D.C. 20549

Re:	NetREIT; CIK NO. 001080657 FILE NO. 001-34049 SUCCESSION NO. ACC-NO: 0001019687-08-002036 (34ACT) (FILING DATE MAY 6, 2008) CORRECTION OF 10-12B SUBMISSION
Attention: Ms. Kristina Aberg, Attorney Advisor
Ladies and Gentlemen:
Pursuant to the Notice Regarding Division of Management EDGAR Issues, the purpose of this letter is to request a change in the above-referenced “10-12B submission” to a “10-12G submission”. The reason for this change is that Registrant inadvertently filed its registration statement on EDGAR as a 10-12B submission when it intended to file it as a 10-12G submission. The body of the initial filing will confirm Registrant’s intent.
Registrant hereby requests that the filing submission type be changed to “10-12G”. We note that the header page is correct, but the document form type was incorrect. We believe this is a post-acceptance correction that can be made, as the two submission types have the same technical characteristics. The change requested will not require a new 1934 Act file number.
We thank you in advance for your expeditious attention to this matter. As we are anxious to file a Form 10/A and a response to the Commission’s comments regarding the initial filing, we request that the Staff act on this letter as soon as practicable. Please contact the undersigned, legal counsel for Registrant, with any questions or comments.
Very truly yours,
/s/ Bruce J. Rushall
BRUCE J. RUSHALL

BJR/cak
cc:	Jack K. Heilbron
Kenneth W. Elsberry